
Mail Stop 3561

October 26, 2009

Mr. Monte E. Taylor, Jr.
Chief Executive Officer
Genelink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

> **Re: Genelink, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-30518**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits

1.   Please file all material exhibits required by Item 601 of Regulation S-K, including all material contracts, employment agreements and instruments defining the rights of your security holders, and indicate in your exhibit index all exhibits filed with or incorporated by reference into your filing. As non-exclusive examples, we note the disclosure on page 37 of your notes to financials that you increased your authorized share capital during fiscal year 2008, but you do not appear to have filed amended articles of incorporation; also, you do not appear to have filed the renegotiated agreement with Dr. Ricciardi discussed on page 56.

2.   Your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K. The introductory language to paragraph four must refer to the certifying officer's responsibility to establish and maintain internal control over financial reporting. Also, the last sentence in paragraph 5(b) omits the phrase "internal control over financial reporting." Provide the exact form of certification.

Signatures

3.   Your Form 10-K must be signed by your principal accounting officer or controller, and you must indicate on the signature page all of the capacities in which your officers sign the form. Please provide all required signatures.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Part II. Other Information

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds, page 16

4.   Please furnish the information required by Item 701 of Regulation S-K, or advise. Refer to Form 10-Q Part II Item 2(a). We note that your Form D filed June 24, 2009 indicates that you began selling equity securities under Rule 506 on June 12, 2009, but it does not appear that you have furnished the Item 701 information with respect to this sale.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director